Exhibit 4.9

Financing Agreement

Entered into and signed in Tel Aviv on July 22, 2008

Between

Orbotech Ltd.
Company no. 52-003521-3
(“Orbotech” or the “Company”)		of the first part;

And

Israel Discount Bank Ltd.
of 27 Yehuda Halevy St., Tel Aviv
(the “Bank”)		of the second part;

1.	Whereas –

1.1.	The Company has asked the Bank to provide it with credit facilities for the purpose of financing the acquisition of the shares of Photon Dynamics Inc., all as specified in this Agreement below;

1.2.	The Bank has accepted Orbotech’s request, subject to the terms and conditions of the Financing Agreement and the loan documents upon their execution;

Therefore, it has been agreed, stipulated and represented by and between the parties as follows:

2.	Definitions –

2.1.	In this Agreement, the following terms shall have the meaning set forth beside them:

2.1.1.	Company – As defined above.

2.1.2.	Bank – As defined above.

2.1.3.	Photon Dynamics – Photon Dynamics Inc., U.S. tax registration no. 94-3007502, registered in California, U.S.A. and whose shares are traded on the Stock Market.

2.1.4.	Stock Market – NASDAQ.

2.1.5.	Revoked.

2.1.6.	Structure of ownership of Photon Dynamics (after consummation of the transaction contemplated in the Photon Dynamics’ Share Acquisition Agreement) –

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Name	I.D.	% holdings	Number of shares	Description and comments
Orbotech Ltd.	52-003521-3	100%

2.1.7.	Loan – The amount of the loan and the terms and conditions thereof, as specified in the Financing Agreement.

2.1.8.	Photon Dynamics’ Shares – All (100%) of the issued and paid-up share capital of Photon Dynamics that are currently traded on the Stock Market, all of which constitute common stock of the same class and with the same rights.

2.1.9.	Free and Clear – A situation which meets the condition whereby all of Photon Dynamics’ Shares are free and clear of any and all security interests, pledges, attachments, lien rights, setoff rights, rights claims, debts and undertakings vis-à-vis any third parties.

2.1.10.	Quarter – Continuous three-month periods ending on March 31, June 30, September 30 and December 31 of each year.

2.1.11.	Company’s Account – Account no. 300330 in the name of Orbotech Ltd. at the Bank, Rehovot branch, branch no. (045), including any and all moneys, securities, deposits, etc. as being from time to time and at any time according to the Bank’s records and its determination in this respect – in such accounts, and including any account numbers replacing the same with any other and/or alternative and/or different numbers, from time to time.

2.1.12.	Means of Control and/or Control – As these terms are defined in the Banking Law (Licensing), 5741-1981 (the “Banking Law”), including the terms and words comprising the terms “control” and “means of control” in the Banking Law.

2.1.13.

Company’s Financial Statements – The quarterly and annual financial statements – of the Company alone (“Standalone Financial Statement”) and together and jointly with all of the Company’s subsidiaries and held companies, from time to time and at any time (“Consolidated Financial Statement”), drawn up according to U.S. GAAP and including, inter alia, a balance sheet, income statement, cash flow statement, statement of changes in equity, including the notes thereto, and in addition to the above any other report, notice and document that are and/or shall be required under any law and/or by any competent authority and/or body and/or

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entity; the annual statements shall be audited and the quarterly statements reviewed – by an outside auditor, according to U.S. GAAP.

2.1.14.	Equity – In accordance with the accounting rules and principles applicable to the Company in its capacity as a company whose shares are traded on the Stock Market, as presented in the financial statements, in addition to loans made by the shareholders to the Company, and less loans made by the Company to the shareholders, and shareholder withdrawals of any type whatsoever.

2.1.15.	The Companies Law – The Companies Law, 5759-1999 and/or any other law replacing and/or supplementing the same.

2.1.16.	Photon Dynamics’ Share Acquisition Agreement – The merger agreement pursuant to which the Company (through a subsidiary thereof) is acquiring Photon Dynamics’ Shares, including all related agreements and annexes.

2.1.17.	Financing Agreement – This Financing Agreement.

2.1.18.	Financing Purpose – The financing of part of the consideration to be paid by the Company in consideration for Photon Dynamics’ Shares in accordance with the Photon Dynamics’ Share Acquisition Agreement; the balance from independent sources.

2.1.19.	Financing Rate – The Bank shall finance the Photon Dynamics’ Share Acquisition transaction at the rate of up to 67% of the cost of the purchase, in accordance with the Photon Dynamics’ Share Acquisition Agreement, in an amount no greater than U.S. $185 million.

2.1.20.	Loan Documents – (1) General terms and conditions for the opening and management of the Company’s accounts at the Bank, including all related documents; (2) Application for receipt of the Loan, in the attached language (3) This Financing Agreement; (4) A legal opinion in the language specified at the bottom of this Financing Agreement – which the Company undertakes to lawfully and timely register and/or deliver to the Bank and/or sign and/or have signed, according to the Bank’s demands and all at the expense and cost and under the responsibility of the Company.

2.1.21.	Legal Opinion – A legal opinion signed by the Company’s legal counsel and addressed to the Bank, in the language specified at the bottom of this Financing Agreement.

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2.1.22.	Loan Period – The period commencing on the date of provision and/or utilization of the Loan according to the terms and conditions of this Financing Agreement, until the full and final payment and clearance thereof, according to the Bank’s records.

2.1.23.	EBITDA – The cumulative sum of the Company’s operating profit from current operations according to the latest financial statements in the four consecutive calendar Quarters ending on the date of the last financial statements, before financing expenses (interest, indexation differences, rate and currency differences and fees) and taxes plus expenses for depreciation on fixed assets and expenses for depreciation of intangible assets and before non-recurring write-offs (restructuring charges) in a sum no greater than U.S. $10 million in connection with the acquisition of Photon Dynamics’ Shares.

2.1.24.	Financial Debt – The sum total of the Company’s liabilities to banks and/or financial institutions and/or affiliates and/or financial leasing and/or through the issue of bonds.

2.1.25.	Bank’s Cost – An interest rate, the meaning of such term at the Bank and according to the various rates thereof according to the Bank’s determination, and as varying from time to time and at any time, according to the Bank’s sole determination – in reference to similar financings.

2.2.	The annexes to this Financing Agreement constitute an integral part hereof.

3.	The Loan –

3.1.	A credit facility in the sum total of U.S. $185 million, the utilization of which credit facility shall be subject to the following conditions (the “Credit Facility”):

3.1.1.	Utilization – Short-term credit and/or medium-term credit and/or long-term credit, all as accepted at the Bank under such conditions as shall have been agreed between us as specified in the Loan Documents, inter alia with respect to: interest, principal payments/repayments, interest, indexation differences, rate differences, payment schedules, fees, prices, expenses, etc.

3.1.2.	Utilization Currency – U.S. dollar.

3.1.3.	Short-Term Credit – By way of up to 7-day on-call loans, or by way of loans for fixed periods up to 12 months. “Bullet Fund” (Keren Bullet) for the said periods, current interest.

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3.1.4.	Medium-Term Credit – By way of loans above 12 months and up to 24 months, “Bullet Fund” (Keren Bullet) for end of period, quarterly current interest.

3.1.5.	Long-Term Credit –

3.1.5.1.	Principal conditions – Up to 5 years, with the final payment due date occurring, in any event, by and no later than December 31, 2013. Quarterly current interest and principal payments.

3.1.5.2.	Utilization period – If the Company shall utilize short- or medium-term credit (subject to the utilization period specified in Section 3.3 below), it shall be entitled to convert short- or medium-term credit into long-term credit – by and no later than June 30, 2009.

3.1.6.	Interest –

3.1.6.1.	Interest on long-term credit – Bank’s Cost plus 1.6% spread.

3.1.6.2.	Interest on medium-term credit – Bank’s Cost plus 1.25% spread.

3.1.6.3.	Interest on short-term credit – Bank’s Cost plus 1% spread.

And all under such conditions as shall have been agreed between us as specified in the Loan Documents, inter alia with respect to the: interest rates, principal payments/repayments, interest, indexation differences, rate differences, payment schedules, fees, prices, expenses, costs, collateral and guarantees, etc.

3.1.7.	Prepayment – Full or partial prepayment may be performed on the interest payment dates, with an advance notice of at least 30 days, subject to payment of a fee and capitalization differences as accepted at the Bank in this regard.

3.2.	Financing Purpose – As specified in Section 2.1.18 above.

3.3.	Period of utilization of the Loan – By and no later than December 31, 2008, and all subject to the terms and conditions of this Agreement.

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3.4.	Special interest – It is hereby agreed and emphasized that the interest rate as stated in Section 3.1.6 above shall be automatically and ipso facto increased by 2% in any event of breach of a material condition hereof, which shall not have been remedied within 14 days from the Bank’s written notice to the Company of such breach, including the terms of management of the checking account signed by us, which constitute an integral part hereof, in whole or in part, throughout the entire period of the breach according to the Bank’s records, due to the increased risk to the Bank as a result of the breach. This special interest increment will be charged by the Bank in the Company’s Account and be paid by us separately, jointly and together with the interest payments or charges as specified above, and in addition thereto. For the avoidance of doubt, it is emphasized that this special interest increment shall not be returned in any event and under any circumstances, also after the breach is remedied and/or in circumstances in which the Bank shall agree to waive or postpone performance of the undertaking breached or modify the same or grant any extension. It is hereby clarified that the Bank’s right to the special interest increment in a breach situation and the actual collection thereof as aforesaid, shall not derogate from, suspend or prejudice any relief or remedy or right or cause which shall be available to the Bank against us according to this document or according to the terms of management of the checking account signed by us, and inter alia, nothing in the aforesaid shall derogate from the Bank’s right to collect from us, and from our duty to pay the Bank arrears interest as stated in this document below, as an increment to the interest accruing as aforesaid, and from any additional rights and causes that are available to the Bank, in circumstances or cases of breach or non-fulfillment of our undertakings, in whole or in part, and the provisions of this section are supplementary thereto.

3.5.	All of the terms and conditions of the Loan, including as specified above, are specified in the Loan Documents, which shall be signed by the Company as a condition precedent to the granting of the Loan, as stated in Section 2.1.22 above.

4.	Fees, prices, costs and expenses –

4.1.	General – The Company shall pay the Bank the fees and charges as specified in the Loan Documents, and in addition thereto, as specified below.

4.2.	The sum of U.S. $185,000, to be paid by the Company to the Bank in advance and on a one-time basis, at the time of signing of this Financing Agreement and/or issuance of a letter of undertaking in such language as shall be signed by the Bank, whichever is earlier. The payment is final and non-refundable and shall be valid also in circumstances of revocation of the Credit Facility and/or non-utilization of the Loan, in whole or in part.

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4.3.	Non-utilization fee – 0.3% per year of the approved and unutilized Credit Facility balance amount. This fee shall be collected at the end of each calendar Quarter for the previous calendar Quarter (and with respect to part of a Quarter, an appropriate proportionate part of such non-utilization fee shall be paid).

Calculation of this fee shall be made as follows:

The Bank shall check the unutilized balance of the Credit Facility on a daily basis, and shall calculate the non-utilization fee at the end of each calendar Quarter.

4.4.	All of the terms and conditions of the credit have been agreed and determined in the Loan Documents, including all details, figures, conditions, interests, arrears interests, fees, expenses, costs, prices, collateral and guarantees etc., such that the Loan Documents constitute an integral part of this Financing Agreement, should be read jointly, as a single whole and a single continuum, as part of the terms and conditions hereof, as adding to one another and supplementing one another. It is clarified that in any event of explicit discrepancy between the provisions of this Financing Agreement and the provisions of the Loan Documents, the provisions of this Financing Agreement shall prevail.

5.	Conditions precedent, financial stipulations and covenants –

5.1.	For the purpose of performance of the Loan, and as conditions precedent to the granting of the Loan, the Company shall sign the Loan Documents, whose terms and conditions shall apply to the Loan as stated in this Financing Agreement for all intents and purposes. In addition, the following conditions and issues shall apply and be performed to the Bank’s content and satisfaction, as follows:

5.1.1.	Consents, approvals and Legal Opinion:

The Company shall deliver to the Bank all of the following documents:

5.1.1.1.	The Legal Opinion.

5.1.1.2.	The Photon Dynamics’ Share Acquisition Agreement, as duly made and/or signed and/or entered into by the parties thereto, being of full force and effect, and the Company having fulfilled all of its undertakings pursuant to the terms and conditions thereof.

5.1.1.3.	All of the Company’s rights under the Photon Dynamics’ Share Acquisition Agreement being Free and Clear.

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5.2.	Throughout the Loan Period, the Company undertakes that:

5.2.1.	The Company’s Equity according to the Company’s Consolidated Financial Statement shall be no less than the sum of $350 million and/or 40% of the total consolidated balance sheet, whichever is higher.

5.2.2.	The annual consolidated EBITDA in 2008 shall be no less than U.S. $30 million, and from 2009 and onwards shall be no less than U.S. $40 million.

5.2.3.	The ratio between the Company’s Financial Debt and the EBITDA, as appearing in the Consolidated Financial Statement, from the close of 2008, shall not exceed 5.

The above covenants will be checked by the Bank every Quarter, with the exception of the covenant specified in Section 5.2.2, which will be checked by the Bank annually (according to the financial statements as of the end of each calendar year).

5.2.4.	The state of ownership and control of Photon Dynamics, including the holdings of the Means of Control, the shares and all rights therein shall be as specified in Section 2.1.6 above.

5.2.5.	The state of ownership and holding of the Means of Control, the shares and all rights in Photon Dynamics as specified in Section 2.1.6 above shall be kept and maintained at all times, such that the Company’s shares and/or holdings and/or rights in Photon Dynamics shall not be pledged, charged, sold, assigned, transferred or diluted without the Bank’s consent.

5.2.6.	The Company’s shares shall continue to be traded on the Stock Market.

5.3.	During the Loan Period, the Company shall not adopt resolutions for voluntary dissolution, corporate restructuring, merger and/or a resolution on a settlement or arrangement within the meaning thereof in the Companies Law or any other law supplementing and/or replacing the same and/or a motion for stay of proceedings according to the Companies Law or any other law supplementing and/or replacing the same, which substantially jeopardizes the Company’s ability to repay the Loan.

The provisions of this section refer both to a merger pursuant to the eighth or ninth part of the Companies Law and to any other merger, whereby the majority of the Company’s assets are acquired by another corporation or whereby shares of the Company which grant the buyer control of the Company are acquired, or whereby the Company directly or indirectly acquires the majority of the assets of another corporation or shares in another corporation which grant it control of such corporation.

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5.4.	The Bank shall be able to sell and/or transfer and/or endorse and/or assign and/or securitize the credit and/or the Loan and/or the Loan Documents, in whole or in part, to a banking or other financial institution under such conditions as the Bank shall deem fit, provided that the Company’s rights and obligations under the Loan Documents shall remain unmodified and in full force and effect.

6.	Representations –

6.1.	The Photon Dynamics’ Share Acquisition Agreement was duly made and/or signed and/or entered into by the Company, a second-tier subsidiary of the Company (which is a party to the Photon Dynamics’ Share Acquisition Agreement) and Photon Dynamics (based on the representations therein); the Photon Dynamics’ Share Acquisition Agreement is of full force and effect and the Company has fulfilled all of its undertakings pursuant to the terms and conditions thereof.

6.2.	The Company has the authority, the legal power and the legal capacity to bind itself in this Agreement pursuant to the terms and conditions hereof.

6.3.	The Company has received or shall receive by the Closing (as specified in the Photon Dynamics’ Share Acquisition Agreement) any and all consents, authorizations, permits, licenses and approvals required in connection with the acquisition of Photon Dynamics’ Shares. The Company has received any and all consents, authorizations, permits, licenses and approvals required in connection with the Company’s execution of this Financing Agreement, the transaction with the Bank pursuant to the terms of this Financing Agreement, the granting of the collateral and guarantees according to Section 7 of this Financing Agreement, and there is no impediment to and/or restriction on the enforcement of any one thereof from time to time on the Company and there is no need for the receipt of any further consents and/or permits on the Company’s part in connection with any one thereof.

6.4.	All of the Company’s undertakings pursuant to this Financing Agreement and/or pursuant to the collateral and guarantees as specified in Section 7 below, are valid undertakings of the Company, which are lawful, effective, binding and enforceable upon the Company, according to the conditions of each one thereof, as the case may be, subject to the provisions of any law.

6.5.

The Company’s execution of this Agreement and the collateral and guarantees as specified in Section 7 below and the Company’s execution of the Photon Dynamics’ Share Acquisition Agreement, and the Company’s fulfillment of each one of its undertakings pursuant to each one of the above from time to time: (1) Neither cause nor shall cause a breach by the Company of any agreement, contract, document or other undertaking vis-à-vis any party, to which the Company is a party and/or (2) Neither constitute nor shall constitute a breach of

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and/or deviation from any provision of the Company’s documents of incorporation or of any order and/or instruction and/or decision of any competent court and/or (3) Neither cause nor shall cause a breach of any provision of law that applies to the Company and/or of any provision of any license, permit and/or authorization granted to the Company and/or which the Company is required to obtain and/or meet.

6.6.	On the date of execution hereof, the Company is unaware of the occurrence of any event of breach or any event which, only with the passage of time or with the giving of notice, or both, would cause a material breach event, pursuant to the terms of this Financing Agreement and/or the terms of any material agreement and/or material transaction and/or other material document signed by the Company.

6.7.	All of the Company’s assets and property are entirely free and clear of any floating charge.

6.8.	The Company has not signed a loan agreement and/or any other agreement for the financing of the acquisition of Photon Dynamics’ Shares other than with another Israeli bank.

6.9.	The Company, by signing this Agreement, represents and undertakes to the Bank to cause and perform everything stated and stipulated herein.

6.10.	The representations, warranties and covenants included in this section above shall be deemed as representations and warranties that are given by the Company every single day, from the date of execution of this Financing Agreement and so long as it remains in effect.

7.	Collateral and guarantees –

As additional conditions precedent to the allotment of the Credit Facility, the Company undertakes that, with the exception of Permitted Charges as defined below:

7.1.	As of the date hereof, the Company’s plant and/or assets and/or property and/or other rights of any type whatsoever, in whole or in part, are not subject to any charge and/or pledge of any type whatsoever.

7.2.	Not to create, without the Bank’s prior written consent, any charge and/or pledge (other than a Permitted Charge as specified below) of any type whatsoever on its plant and/or property and/or assets and/or other rights of any type whatsoever, which belong to the Company now and/or which shall belong thereto in the future at any time (the “Company’s Assets”), in whole or in part.

“Permitted Charge”: (a) A fixed charge on the Company’s property in favor of a third party (including a leasing company) that shall have given and/or will give credit for the purchase of such property to

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secure that credit only; (b) The delivery, assignment or endorsement from time to time of documents and/or notes in connection with the export or import of goods to a bank or to a third party for the financing of such export or import to secure that credit only; (c) Any pledge/charge or assignment by way of charge of contracts signed between the Company and its customers, including monies due and/or which shall be due to the Company from its customers pursuant to such agreements, in favor of any third party who will give credit for the financing of the purchase of stock or goods for performance of such agreement to secure that credit only; the sum total of the Permitted Charges as aforesaid shall not at any point in time exceed a cumulative amount equal to 20% of the Company’s annual turnover.

7.3.	Not to assign and/or not to sell and/or not to lease and/or not to rent and/or not to deliver and/or not to transfer in any form or manner the Company’s Assets, in whole or in part, to another or others and not to transfer the same from one place to another, other than in the ordinary course of business, without the Bank’s prior written consent.

8.	Acceleration of the Loan –

8.1.	It is agreed that the cases in which the Bank shall have grounds to bring forward repayment of the Loan and accelerate the same, are as specified below only, provided that the event shall not have been remedied within 14 business days from the date of the Bank’s written notice to the Company:

8.1.1.	If the Company shall not pay to the Bank any amount due to it therefrom, on account of the Loan, on the payment due date thereof.

8.1.2.	The Bank shall learn that changes shall have been made to the Company’s documents of incorporation in a manner that may have an adverse effect on the Company’s ability to repay the Loan, without the Bank’s prior written consent thereto.

8.1.3.	Any creditor of the Company shall have grounds, pursuant to the documents of the engagement between it and the Company, as the case may be, for bringing forward and/or accelerating its debts, in a manner that could adversely affect the Company’s ability to repay the Loan.

8.1.4.	There is a material breach of a material condition of this Financing Agreement and/or a material condition of the Loan Documents.

8.1.5.	An event shall have occurred and/or circumstances exist and/or any situations exist – which in the Bank’s opinion may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay the Loan.

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8.1.6.	In the Bank’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay the Loan.

8.1.7.	Situations and/or conditions and/or circumstances shall have occurred in which, in the Bank’s opinion, there is no reasonable likelihood of the Company’s repaying the Loan and/or there is a reasonable concern in the Bank’s opinion that the Company’s debt will not be paid in the amounts, payments and dates according to the conditions of the Loan Documents and/or the Company does not fulfill and/or will not be able to timely fulfill its undertakings to the Bank as stated in this Financing Agreement and/or in the Loan Documents.

8.1.8.	If the Company shall materially breach any of its material undertakings according to this Financing Agreement and/or if it shall transpire that any of its representations is materially incorrect.

8.1.9.	If a motion for stay of proceedings shall have been filed against the Company and/or Photon Dynamics pursuant to Section 350 of the Companies Law or pursuant to any additional or other law that shall replace it, which shall not have been removed within 30 days or if such a motion shall have been filed against a subsidiary of the Company, which shall not have been removed, and in the Bank’s opinion the aforesaid significantly jeopardizes the Company’s ability to repay the Loan.

8.1.10.	If the agenda of the Company’s and/or Photon Dynamics’ general meeting and/or board of directors shall include a resolution on the following matters: A resolution according to Sections 350 and/or 351 of the Companies Law or a resolution for voluntary dissolution or a resolution on a merger and/or restructuring of the Company, and there is a reasonable concern that such resolution or restructuring materially jeopardizes the Company’s ability to repay the Loan.

8.1.11.	A situation shall come to pass in which there shall be an entity controlling the Company which, in the Bank’s opinion, will not enable the continued existence of the Loan, either from a regulatory perspective or on other reasonable grounds.

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It is agreed that in situations in which the Bank might suffer substantial damage as a result of waiting or deferring the exercise of its rights, then the Bank shall be entitled to act immediately without waiting or delaying.

9.	Reports –

9.1.	The Company shall deliver the Company’s Financial Statements to the Bank by and no later than 60 (sixty) days from the end of each calendar Quarter and/or 90 days from the end of each calendar year, as the case may be. If the Company shall release additional consolidated or other financial statements in Israel or overseas, either audited or unaudited, the Company shall deliver copies thereof to the Bank as shortly as possible after the release thereof, with the exception of an annual statement that shall be delivered within 90 days.

9.2.	The Company shall deliver Photon Dynamics’ financial statements to the Bank by and no later than 60 (sixty) days from the end of each calendar Quarter and/or 90 days from the end of each calendar year, as the case may be. If Photon Dynamics shall release additional consolidated or other financial statements in Israel or abroad, either audited or unaudited, the Company shall deliver copies thereof to the Bank as shortly as possible after the release thereof, with the exception of an annual statement that shall be delivered within 90 days.

9.3.	In addition thereto and without derogating from all of the aforesaid, the Company shall deliver to the Bank, from time to time per its demand, additional information about the business data and financial condition of Photon Dynamics and/or the Company, in written reports in such reporting format and according to such details as the Bank shall require, certified by an auditor of Photon Dynamics and/or the Company – and all within 15 days from the date of each reporting demand by the Bank.

9.4.	At the end of each Quarter, at the Bank’s request, the Company shall report to the Bank in writing on the fulfillment or non-fulfillment of all the representations mentioned in Section 6 above, including all sub-sections thereof.

10.	General –

10.1.	This Financing Agreement shall be effective from the date of execution hereof by the Company and the Bank, until the date of repayment of the Loan in full.

10.2.

Until repayment of the Loan in full, this Financing Agreement shall always constitute and be an integral part of any and all forms, documents, collateral and guarantees, letters of conditions etc., as found and/or to be found at the Bank from time to time and at any time with our signature and/or with the signature of others for us, and as in effect at any time, such that they are to be read together, as a single

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continuum and a single whole, as part of the conditions thereof, as supplementing one another and adding to one another, provided that issues explicitly regulated in this Financing Agreement shall apply in lieu of and shall supersede any provision of the other Loan Documents.

10.3.	If an event or condition shall occur, which constitutes a material breach pursuant to the terms of any material undertaking of the Company and/or agreement and/or document due to which the Company is and/or shall be bound vis-à-vis a banking corporation or other financing party in connection with loans or credit in the sum of at least U.S. $1 million provided thereto by such corporation (cross default) – they shall also constitute and be deemed as a breach of the credit documents and as another default cause that shall entitle the Bank to accelerate the credit and debts, including all the implications thereof, and the Company undertakes to pay the same to the Bank under such circumstances at the Bank’s first demand.

10.4.	No waiver by the Bank to the Company of any breach or non-fulfillment of one or more of the undertakings thereto, whether such undertaking is or shall be included in any other document, shall be deemed as justification or a pretext for a further breach or further non-fulfillment of any such condition or undertaking; and the Bank’s refrainment from using any right, that is granted thereto pursuant to this letter and/or any other document and/or any law, shall not be deemed as a waiver of such right.

10.5.	The Company represents and warrants to the Bank that it has duly received any and all resolutions and approvals required thereby under any law and according to its documents of incorporation for its engagement in this Financing Agreement and performance of all of its undertakings hereunder, and that it does not require the consent or approval of any third party for its engagement in this Financing Agreement and the performance of all of its undertakings specified herein; the Company further represents and warrants to the Bank that there are no lawful or contractual prohibition and/or impediment and/or restriction on or to the Company’s execution hereof and its performance thereby do not constitute a and/or violation of any third party right, including pursuant to law and/or agreement and/or any other undertaking vis-à-vis a third party.

10.6.	This Financing Agreement constitutes all that has been agreed between the parties on the subject matters hereof, and it may not be amended or modified other than by a document in writing, signed by the Company and the Bank.

10.7.	This document and all Loan Documents and the collateral and guarantees as specified in Section 7 above and all other various documents signed by the Company shall be governed solely by the laws of the State of Israel, as being from time to time.

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10.8.	The parties’ addresses are as specified in the preamble to this Financing Agreement. Any notice sent by one party to the other by registered mail in Israel shall be deemed to have arrived within 72 hours from the time of dispatch thereof, and if delivered in person – at the time of delivery thereof.

10.9.	The sole and exclusive venue for purposes of this document shall be the competent courts in the City of Tel Aviv-Jaffa, Israel.

In witness whereof, the parties have hereto set their hands,

/S/	/S/
The Company	The Bank

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